EXHIBIT 1
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                              THE D3 FAMILY FUNDS

September 25, 2007


Messrs. Robert Lepofsky and Joseph Martin
CEO- elect and Chairman of the Board
Brooks Automation
15 Elizabeth Drive
Chelmsford, MA 01824

Dear Bob and Joe:

We welcome Bob as Brooks' new CEO and congratulate the board on a wise selection.

We believe that the strategic, operational, and financial actions taken under Ed Grady's leadership have set the stage for Brooks to become an excellent company and a very well performing stock.

As you set your agenda for the company as its new CEO, we urge you to use the company's balance sheet assets shrewdly to maximize shareholder value. We believe that the combination of continued share gains, product cost reduction, and a strong commitment to a large, ongoing share repurchase program together have the potential to quadruple Brooks' share price over the next four years. We realize that this is an aggressive objective. But it also is a feasible objective: we are convinced that Brooks has the capabilities to make this happen. Other well managed public companies have used their business strategies and balance sheet assets to attain comparable gains during the past five years:
LAM Research has done this in the semiconductor capital equipment business and McDonalds in a completely different one (with very shrewd use of its balance sheet). We urge Brooks to commit immediately to a 10 million share repurchase program, to be implemented through a 10b5-1 program linearly over the next twelve months.

Unquestionably Brooks has the financial strength to repurchase 10 million shares. Even though the company completed a $110 million share repurchase three months ago, we estimate that by the end of this week Brooks will once again have approximately $4 cash per share and zero debt. Beyond that, Brooks owns $45.942 million of land and buildings at book value, unencumbered by borrowing, according to the company's most recent Form 10-Q. In addition, we believe that the company has a reasonable prospect of recovering some of its legal expenses for the Therrien matter from its insurance carriers. We believe that Bob Woodbury and the operating team already have reduced Brooks' breakeven level enough that Brooks should generate approximately $15-20 million in free cash flow each average quarter. We recognize that your industry is in a cyclical downturn right now, but we believe that offshore component sourcing, manufacturing, and assembly should provide further significant potential to reduce product costs and increase free cash flow.

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In summary we anticipate that Brooks shortly will have  approximately $4 in cash per share plus approximately 65 cents per share more in real estate, and that cash per share plus real estate plus potential legal expense recoveries could total approximately $5.70 per share by the end of fiscal 2008. Brooks is neither a bank nor an REIT. It is a rapidly growing operating company which generates more cash than it needs.

Even after buying 10 million shares at current prices over the next 12 months, Brooks would still have approximately $225 million in cash and its real estate portfolio and still enjoy free operating cash flow. Thus if your growth strategy for the company included additional acquisitions, to either extend your geographic, product, or technology reach, Brooks would still have ample resources with which to fund them. Nothing here is intended to reduce your ability to grow the company. Our suggestions here are all about growing earnings per share and boosting return on capital, which are to us the two primary drivers of share valuation.

Brooks is a high earnings growth company. You don't enjoy a commensurate multiple or valuation, but we believe that you are a 20% annual earnings growth company. This inconsistency between your current market valuation and your intrinsic value is what makes a large immediate repurchase program so timely and powerful. We believe, and management has publicly corroborated this on the last several earnings calls, that Brooks' average annual revenue growth rate over the next five years should be approximately 12%, resulting from continued growth of the semiconductor industry, continued substitution of merchant for captive robotics, more sales of systems than components, the growth of Brooks' global service business, penetration of the Japanese market through the Yaskawa joint venture, and continued market share gains. This top line growth, when combined with the gross margin improvements which management has projected, and assuming continued good management of corporate costs, should enable Brooks to grow (normally taxed) EPS at an average of approximately 20% per year over the next five years. Finally, if the company were to make ongoing share repurchases over the next five years so that its share count would shrink from 75 to 50 million, Brooks' five year average EPS growth rate would rise to 30%. Instead of trading, as Brooks does today, at a total enterprise value ratio of less than one times forward revenues, we believe that Brooks after this repurchase program should and would trade in the range of two to three times revenues, comparable with valuations of the leading public companies in your industry. At this moment Applied Materials, LAM Research, and KLA-Tencor trade at three times forward revenues.

Very few companies enjoy the combination of organic growth, high market share, balance sheet strength, and strong management that Brooks has today. Not many companies have the potential to quadruple their share price over the next four to five years. We are absolutely convinced that you do. The numbers tell the story: We believe that Brooks can grow revenues from approximately $740 million in fiscal 2007 to $1.2 billion in fiscal 2011. We believe that gross margin dollars and net profit after tax would grow to $445 million and $157 million (assuming a 35% income tax rate) respectively during the same period. Assuming a
51.5 million average share count during fiscal 2011, EPS would rise to $3.05. Using an earnings multiple of 20 and a price to sales ratio of 2.5, the share price would rise to $60-61, which is more than a quadrupling from Brooks' current share price.

We suggest that, instead of repurchasing via a second Dutch Auction, Brooks commit to a 10b5-1 program of ongoing automatic daily share repurchases. Ten million shares can comfortably be

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repurchased  over the next twelve  months at the rate of 40,000  shares per day.
This volume of repurchases should not distort your share price because your daily trading volume now averages 1.16 million shares.

We hope you will make a 10 million share repurchase program one of your immediate top priorities. We are not making this suggestion to facilitate our exit from Brooks. We are not a short term investor. We hold our portfolio investments for an average of seven years. During that long term hold we believe that you can drive the share price from $14 to $60. We want to enjoy the full ride with you.

Thanks for considering our point of view.


Sincerely yours,


/s/ David Nierenberg

Nierenberg Investment Management Company Inc.
19605 NE 8th Street
Camas, WA 98607

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